Exhibit 99.1

Fusion Fuel Green PLC Announces Highlights of First Half 2025 Financial Results and Corporate Developments

Dublin, Ireland - September 10, 2025 - Fusion Fuel Green PLC (“Fusion Fuel” or the “Company”) (NASDAQ: HTOO), a provider of integrated energy solutions, today announced highlights of its financial results and other corporate developments during the six months ended June 30, 2025.

Period Highlights:

●	The Company generated approximately €6.9 million in revenue during the six months ended June 30, 2025, compared to no revenue during the same period of the prior year, primarily due to its acquisition of the liquified petroleum gas (“LPG”) engineering and distribution operations of Quality Industrial Corp. in November 2024.

●	The Company reported an operating loss of approximately €2.9 million for the six months ended June 30, 2025, compared to approximately €7.9 million for the six months ended June 30, 2024, driven by the Company’s reduction of loss-making operations.

●	The Company held its annual general meeting, at which it obtained shareholder approval for all of the Company’s proposals.

●	The Company gained an extension to regain compliance with certain Nasdaq listing rules and transferred its publicly-traded securities to The Nasdaq Capital Market tier of The Nasdaq Stock Market LLC (“Nasdaq”), allowing the Company to regain compliance with all applicable Nasdaq Listing Rules after the end of the period ended June 30, 2025.

●	Fusion Fuel established Bright Hydrogen Solutions Ltd (“BrightHy Solutions”), a wholly owned subsidiary, as the Company’s relaunched hydrogen solutions platform, offering engineering advisory, equipment sourcing, and project oversight services. During the period, BrightHy Solutions signed strategic agency and commercial partnership agreements to extend its hydrogen services throughout Europe, Latin America, and Iberia, and a non-binding letter of intent for a €30 million commitment for hydrogen infrastructure investments.

●	Fusion Fuel signed non-binding heads of terms to acquire a United Kingdom fuel distribution company, which, subject to negotiation of definitive agreements, would further expand the Company’s energy portfolio.

“Over the first six months of 2025, we continued to make progress toward regaining compliance with all applicable Nasdaq Listing Rules, which we subsequently obtained, as announced in August 2025. Moreover, we reported approximately €6.9 million in revenue in the first half of 2025 compared to none during the same period in 2024, and reported operating costs during the first six months of 2025 that were 64% lower than during the prior year’s first six-month period,” said John-Paul Backwell, CEO of Fusion Fuel. “We have demonstrated both strong operational progress and a significant turnaround.”

The Company will share additional insight into its financial results for the six months ended June 30, 2025 and recent developments in an Investor Update Presentation and Video to be released on its website on September 17, 2025, as announced in the Company’s press release dated August 27, 2025.

The selected results included in this press release should be reviewed together with the Company’s complete financial results for the six months ended June 30, 2025. The complete financial results are available in the Company’s Report on Form 6-K furnished with the Securities and Exchange Commission on the date of this press release and available at www.sec.gov.

About Fusion Fuel Green PLC

Fusion Fuel Green PLC (NASDAQ: HTOO) provides integrated energy engineering, distribution, and green hydrogen solutions through its Al Shola Gas and BrightHy Solutions platforms. With operations spanning LPG supply to hydrogen solutions, the Company supports decarbonization across industrial, residential, and commercial sectors. The Company is headquartered in Ireland with operations in Europe and the Middle East.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These statements involve substantial risks and uncertainties and relate to future events or the Company’s future financial or operating performance. In some cases, forward-looking statements can be identified by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “intends,” “believes,” “estimates,” “projects,” “targets,” “seeks,” or the negative of such terms, or other comparable terminology that concern the Company’s expectations, strategy, plans, or intentions. Forward-looking statements relating to expectations about future results or events are based upon information available to the Company as of today’s date and are not guarantees of the future performance of the Company, and actual results may vary materially from the results and expectations discussed. The Company’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation, the risks described under Item 3. “Key Information – D. Risk Factors” in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on May 9, 2025, and in other filings with the SEC. Should any of these risks or uncertainties materialize, or should the underlying assumptions about the Company’s business and the commercial markets in which the Company operates prove incorrect, actual results may vary materially from those described as anticipated, estimated or expected. All subsequent written and oral forward-looking statements concerning the Company or other matters and attributable to the Company or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. The Company does not undertake any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof, except as required by law.

Investor Relations Contact

ir@fusion-fuel.eu

www.fusion-fuel.eu